Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Fourth Quarter 2021

February 16, 2022

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

Hamilton, Bermuda, February 16, 2022 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), the world's leading owner of large size dry bulk vessels, today announced its unaudited results for the quarter and full year ended December 31, 2021.

Highlights

▪	Net income of $203.8 million and earnings per share of $1.02 for the fourth quarter of 2021 compared with net income of $195.3 million and earnings per share of $0.97 for the third quarter of 2021.
▪	Adjusted EBITDA[1] of $243.5 million for the fourth quarter of 2021, compared with $229.7 million for the third quarter of 2021.
▪
Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $39,304 per day and $29,635 per day, respectively, and $35,256 per day for the whole fleet in the fourth quarter of 2021. Estimated TCE rates inclusive of charter coverage and calculated on a load-to-discharge basis, are:

•
approximately $26,100 per day contracted for 75% of the available days for Capesize vessels and $21,100 per day contracted for 72% of the available days for Panamax vessels for the first quarter of 2022; and

•
approximately $31,400 per day contracted for 22% of the available days for Capesize vessels and $22,700 per day contracted for 14% of the available days for Panamax vessels for the second quarter of 2022.

▪	Announced a cash dividend of $0.90 per share in respect of the fourth quarter of 2021, payable on or about March 10, 2022 to shareholders of record on March 3, 2022.

Ulrik Andersen, Chief Executive Officer, commented:

“Today, we release the best quarterly result and the best full-year result in the history of Golden Ocean. The record result has been made possible through attractive market conditions, timely acquisitions and  strong chartering performance. Staying true to our strategy of returning cash to our shareholders, we are paying out $0.90 per share in dividends for the quarter, taking the dividends relating to 2021 to more than $500 million.

Looking into 2022, we have a considerable amount of fixed profitable charter cover for the first quarter, which will protect our dividend capacity and build a bridge into what we expect to be a much more attractive second half of the year. Despite the recent weakening in freight rates, which we mainly attribute to seasonality, we believe the outlook for 2022 and beyond is positive due to a combination of steady demand growth and fleet supply that is at generationally low levels.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 99 vessels and newbuildings, with an aggregate capacity of approximately 13.9 million dwt. The Company's fleet consists of:

a.	81 vessels owned by the Company (48 Capesize, 31 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	Two 104,550 dwt ice-class vessels chartered in;
d.	One Ultramax vessel chartered in;
e.	7 x 85 dwt Kamsarmax vessels on order.

In November 2021, the Company finalized the sale of two older Panamax vessels, Golden Opportunity and Golden Endurer.

During the fourth quarter of 2021, the last of the Company’s vessels trading in the Capesize Chartering Ltd ("CCL") pool were redelivered, and the Company now has full commercial control of its Capesize fleet.

The Company's estimated TCE rates for the first quarter of 2022 are $26,100 per day for 75% of available days for Capesize vessels and $21,100 per day for 72% of available days for Panamax vessels. These estimates are forward looking statements and are based on time charter contracts entered into by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days as well as the number of ballast days at the end of the period when a vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the first quarter of 2022. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has continued to opportunistically secure charter coverage at highly profitable rates. For the second quarter of 2022, the Company has secured 22% of total days at an average rate of $31,400 per day for Capesize vessels and 14% of total days for Panamax vessels at an average rate of $22,700 per day.

Corporate Development
In December 2021, the Company repaid the $50.0 million on the revolving credit facility under the new $175.0 million loan facility. The Company has a total of $100 million in undrawn available revolving credit lines on its credit facilities.

The Company announced today a cash dividend in respect of the fourth quarter of 2021 of $0.90 per share. The record date for the dividend will be March 3, 2022. The ex-dividend date is expected to be March 2, 2022 and the dividend is payable on or about March 10, 2022.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

Fourth Quarter 2021 Results

Fourth quarter 2021 income statements

The Company reported net income of $203.8 million and earnings per share of $1.02 for the fourth quarter of 2021, compared to net income of $195.3 million and earnings per share of $0.97 for the third quarter of 2021.

Adjusted EBITDA was $243.5 million for the fourth quarter of 2021, an increase of $13.9 million from $229.7 million for the third quarter of 2021.

Operating revenues were $381.8 million in the fourth quarter of 2021, a decrease of $5.8 million from $387.6 million in the third quarter of 2021. Five vessels were in drydock during the fourth quarter of 2021 compared to one vessel in drydock during the third quarter of 2021 contributing to an increase in off-hire days to 201 days from 85 in the third quarter of 2021. Voyage expenses decreased by $12.8 million to $68.9 million from the third quarter of 2021 as a result of a decrease in fixtures on voyage charters in the period and the corresponding decrease in bunker consumption and port costs.

Other operating expenses under the Company's revenue sharing agreements were $6.4 million in the fourth quarter of 2021, compared to other operating income of $0.8 million in the third quarter of 2021. The decrease was due to final settlements made with CCL following the termination of the CCL pool agreement.

The Company achieved an average TCE rate for the fleet of $35,256 per day in the fourth quarter of 2021 compared with $32,262 per day in the third quarter of 2021.

Gain from sale of vessels of $4.9 million was recorded in the fourth quarter of 2021 related to sale of Golden Endurer.

Ship operating expenses amounted to $57.6 million in the fourth quarter of 2021 compared with $52.4 million in the third quarter of 2021. In the fourth quarter of 2021, ship operating expenses included $49.2 million in running and other sundry expenses (compared to $46.0 million of running expenses in the third quarter of 2021), $5.1 million in drydocking expenses ($0.6 million in the third quarter of 2021) and $3.2 million in estimated ship operating expenses on time charter-in contracts ($5.8 million in the third quarter of 2021). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. COVID-19 and its impact on crewing continues to affect the operating efficiency of the fleet.

Charter hire expenses were $11.2 million in the fourth quarter of 2021 compared with $31.2 million in the third quarter of 2021. The decrease in charter hire expenses was mainly the result of decrease fewer chartered-in days in during the quarter.
Administrative expenses were $4.8 million in the fourth quarter of 2021, compared with $4.6 million in the third quarter of 2021. Depreciation was $33.4 million in the fourth quarter of 2021, an increase of $0.1 million compared to $33.3 million in the third quarter of 2021.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

Net interest expense was $10.4 million in the fourth quarter of 2021, slightly lower than $10.8 million in the third quarter of 2021.

In the fourth quarter of 2021, the Company recorded a $1.2 million net gain on derivatives, mainly relating to a $4.2 million gain on USD interest rate swaps which were offset by a $3.0 million loss on the Company's forward freight derivatives.

The Company recorded a gain from associated companies of $9.9 million in the fourth quarter of 2021, mainly related to a gain of $8.9 million from its investment in SwissMarine Pte. Ltd. ("SwissMarine") and a $0.9 million gain from its investment in United Freight Carriers LLC. In the fourth quarter of 2021, the Company recorded an unrealized mark-to-market loss of $2.0 million on shares in Eneti Inc. (NYSE:NETI) and $1.1 million gain relating to dividends received from DNK, a war risk insurance association.

Full year 2021 income statements

Net profit for the year ended December 31, 2021, was $527.2 million compared with a net loss of $137.7 million for the year ended December 31, 2020. In 2021, net operating income was $513.6 million compared with a net operating loss of $61.7 million in the prior year. The increase was driven by expansion of our fleet and substantial improvement of the market rates. In addition, there were no impairment charges recorded in 2021 compared to impairment charges of $95.0 million in 2020. Total other income of $14.0 million in 2021 increased by $89.9 million from other expenses of $75.9 million in 2020, primarily due to an increase in mark-to-market gains from financial instruments of $47.9 million, an increase in gain from investments in associated companies of $28.2 million and an increase in change of the fair value of marketable securities of $8.2 million.

Fourth quarter 2021 cash flow statements and Balance Sheet as of December 31, 2021

As of December 31, 2021, the Company had cash and cash equivalents of $210.0 million, including restricted cash balances of $13.0 million. This represented a decrease of $52.4 million compared with the quarter ended September 30, 2021. During this period, cash provided by operating activities amounted to $219.2 million, which included a positive working capital change of $3.3 million.

For the three months ended December 31, 2021, total net cash used in investing activities was $2.4 million and was primarily related to $36.0 million of installment payments for seven newbuilding contracts entered into September and October 2021 and $2.8 million in payments for the installation of ballast water treatment systems offset by $36.4 million in proceeds from the sales of Golden Opportunity and Golden Endurer.

Net cash used in financing activities was $269.2 million in the fourth quarter of 2021. This included $170.4 million in dividend payments, a $50.0 million repayment of the revolving credit facility under its $175 million facility, $26.4 million in scheduled debt repayment, $14.3 million in repayment of debt in connection with the sales of Golden Opportunity and Golden Endurer and $8.0 million repayment of finance leases.

As of December 31, 2021, the book value of long-term debt was $1,262.3 million, including the current portion of long-term debt of $105.9 million. Book value of finance lease obligations was $127.7 million, including the current portion of finance lease obligations of $21.8 million. In addition, the Company had $100.0 million in undrawn available capacity under its revolving credit facilities.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

The Dry Bulk Market

A combination of high demand and unprecedented supply chain inefficiencies supported record freight and utilization rates at the start of the fourth quarter. At its peak, tonne-mile demand was up 5.7% year-to-date over 2020, with import volumes exceeding pre-pandemic levels. Driven by high waiting times at ports, fleet productivity decreased by 7.0% year-over-year despite a 3.4% increase in fleet size, significantly reducing effective fleet supply. The Omicron variant of the COVID-19 virus contributed to a resurgence in supply chain problems as borders tightened once again, and both factories and port operators struggled with labor shortages.

In the fourth quarter of 2021, global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 93.0%, a slight decrease from 94.4% in the prior quarter, which marked the highest level in more than a decade, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,211 mt in the fourth quarter of 2021, representing a 1.7% decrease from 1,232 mt in the third quarter of 2021 and a 2.4% increase from 1,183 mt in the fourth quarter of 2020 when the recovery in global trade was beginning to gain momentum.

As the fourth quarter of 2021 progressed, China continued to ration energy in response to the global energy crisis and further sought to cool a property development market overheated by speculation. China also closed a number of factories in certain industrial hubs in an effort to decrease pollution ahead of the 2022 Winter Olympics. The result was a 6.8% drop in Chinese steel production compared to the third quarter of 2021. Many analysts expect the Chinese government to increase public infrastructure spending to offset a potential decline in steel demand from the real estate sector.

Despite lower demand for iron ore for steel production and production halts in Brazil, Chinese iron ore imports were unchanged compared to the third quarter of 2021. Also, volumes from Brazil accounted for a larger share of imports, positively impacting tonne-mile demand.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

Seaborne transportation of coal decreased by 4.2% in the fourth quarter of 2021 compared to the prior quarter but increased by 11.0% compared to the fourth quarter of 2020. Coking coal volumes increased by 2.4% compared to the prior quarter as Australian coal that had been waiting offshore for months due to an ongoing trade dispute was allowed to be discharged. Outside of China, coal imports were mostly unchanged compared to the fourth quarter of 2020, as increases in Taiwanese imports largely offset lower Indian imports, which skewed higher in 2020 when Australian coal was redirected from China.

Thermal coal volumes increased by 10.2% in the fourth quarter of 2021 compared to the same period in the prior year, as both China and India sought to replenish depleted inventories and mitigate the impact of widespread power shortages. In India, domestic power production failed to meet internal targets and most power stations entered the monsoon season with shortages. While coal is not favored by developed economies for power generation, it has been a critical part of the energy mix for emerging economies and is the source of greater than 70% of total Chinese electricity output and greater than 75% during the winter months. According to Maritime Analytics, thermal coal demand is forecast to increase at a growth rate of 2.4% and 2.3% in 2022 and 2023, a rate well above growth in recent years.

Transportation of essential agribulks, which represented 12.2% of total seaborne volumes in the fourth quarter of 2021, was not materially different than the fourth quarter of 2020. Other minor bulks grew by 3.4% compared to the fourth quarter of 2020.

The global fleet of dry bulk vessels amounted to 944.8 million dwt at the end of the fourth quarter of 2021, absorbing a modest net increase of 6.5 million dwt in the quarter, compared to 5.6 million dwt in the fourth quarter of 2020. The orderbook as a percentage of the global fleet stood at 7.0% at quarter-end, the lowest level in 30 years.

Strategy and Outlook

The Company's constructive market outlook is based on both expectations of steady global demand for dry bulk commodities, and equally importantly, powerful supply-side dynamics that have not been present for many years.

The International Monetary Fund ("IMF") forecasts global GDP to grow by 4.4% in 2022 and 3.8% in 2023. The IMF cited rising energy prices and supply chain disruptions that have resulted in higher and more broad-based inflation than anticipated as the cause of its downward revisions from prior quarters. Growth forecasts for the emerging and developing Asia have also been marginally reduced to 5.9% and 5.8% for 2022 and 2023, respectively. The revised forecasts remain high by historical standards and should support steady dry bulk commodity demand.

Even with lower growth forecasts, global tonne-mile demand is forecast to increase by 2.9% and 2.5% in 2022 and 2023, respectively. After growing by 3.6% in 2020 and by approximately 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 2.7% in 2022 and 2.6% in 2023, closely approximating the expected growth in tonne-mile demand. Based on these forecasts, it is expected that a sustained period of higher rates will follow, particularly if fleet efficiency does not improve dramatically. An orderbook at a 30-year low as a percentage of the operating fleet is highly supportive of expectations for moderate fleet growth.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

In 2021, 29.4 million dwt of new Capesize and Panamax vessels have been ordered, representing approximately 5.2% of the global fleet as of the start of the year. This figure approximates the requirement for a fleet renewal cycle, based on a normal useful life of a vessel, and ordering activity is significantly lower than seen during past periods, where freight rates have been elevated. Along with the increase in steel prices, the additional technical complexity of certain vessels has driven newbuilding prices sharply higher in 2021. The Company does not anticipate a dramatic surge in newbuilding orders given the recent sharp rise in newbuilding prices, scarcity of competitive financing, and, importantly, increased ordering of highly complex next-generation vessels in other shipping segments that have placed capacity limits on shipyards globally.

In the short term, the Company is monitoring developments related to the Chinese real estate industry, which accounts for approximately 30% of domestic steel demand, as well as the potential for stimulus-driven infrastructure projects to offset any decline in demand. The Company believes it is well-positioned in the near term, with highly profitable charter coverage for most of its available days in the first quarter of 2022 and approximately one quarter of its available days in the second quarter of 2022.

Throughout 2021, the Company has actively grown and renewed its fleet, disposing of several older vessels and acquiring or placing orders for 25 modern vessels. In addition to increasing the Company’s cash generation potential by virtue of a larger fleet, Company's actions have ensured that its fleet will remain highly competitive for years to come.

Technological advancements play a key role when it comes to energy efficiency and emission control, both in terms of engine technology and data handling. The Company optimizes vessel routing and speed in order to increase voyage efficiency and reduce fuel consumption. The Company has decarbonization as a core strategic pillar and are carefully considering all potential efforts to further reduce its emissions.

With a best-in-class fleet focused exclusively on large vessel classes, Golden Ocean is well-positioned to generate significant cash flow and create value for our shareholders. The Board of Directors remains committed to returning value to its shareholders through dividends and expects to deliver continued dividends as long as market strength persists. While the amount and timing of any future dividend payments will be based on Company's results, investment opportunities and the prevailing market conditions, it is the Company's intent to distribute a significant portion of its earnings in line with the Company's current strong market expectations.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 16, 2022

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 53

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels and replace its operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increases costs for low sulfur fuel), dry docking, crewing and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; vessel breakdowns and instances of off-hire; potential differences in interest by or among certain members of the Company’s board of directors, or the Board, executive officers, senior management and shareholders; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance practices; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2020.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2021

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended December 31, 2021	Three months ended September 30, 2021	Three months ended December 31, 2020	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Operating revenues
Time charter revenues	209,677	188,764	77,550	603,959	235,673
Voyage charter revenues	171,971	198,618	90,613	597,812	370,130
Other revenues	160	236	545	1,410	2,140
Total operating revenues	381,808	387,618	168,708	1,203,181	607,943

Gain from disposal of vessels	4,928	4,860	—	9,788	—
Other operating income (expenses)	(6,358)	792	(707)	(2,008)	2,965

Operating expenses
Voyage expenses and commissions	68,942	81,734	42,904	252,865	194,544
Ship operating expenses	57,622	52,371	47,632	208,894	191,235
Charter hire expenses	11,247	31,240	17,130	89,559	66,812
Administrative expenses	4,827	4,602	4,024	18,149	13,722
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	—	721	4,187	721
Depreciation	33,354	33,299	27,592	123,699	111,303
Total operating expenses	175,992	203,246	140,003	697,353	672,570

Net operating income (loss)	204,386	190,024	27,998	513,608	(61,662)

Other income (expenses)
Interest income	154	76	298	484	1,193
Interest expense	(10,509)	(10,846)	(9,650)	(39,909)	(47,477)
Gain (loss) on derivatives	1,211	5,598	2,677	30,465	(17,450)
Equity results of associated companies	9,875	11,076	1,187	24,482	(3,710)
Gain from disposal of associated companies	—	—	2,570	—	2,570
Other financial items	(990)	(569)	301	(1,523)	(11,002)
Net other (expenses) income	(259)	5,335	(2,617)	13,999	(75,876)
Net income (loss) before income taxes	204,127	195,359	25,381	527,607	(137,538)
Income tax expense	309	30	11	389	131
Net income (loss)	203,818	195,329	25,370	527,218	(137,669)

Per share information:
Earnings (loss) per share: basic	$1.02	$0.97	$0.18	$2.74	$(0.96)
Earnings (loss) per share: diluted	$1.01	$0.97	$0.18	$2.73	$(0.96)

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of $) ASSETS	As of December 31, 2021	As of September 30, 2021	As of December 31, 2020
Current assets
Cash and cash equivalents	197,032	242,369	153,093
Restricted cash	12,985	20,093	22,009
Other current assets	159,373	186,056	109,427
Total current assets	369,390	448,518	284,529
Vessels and equipment, net	2,880,321	2,923,058	2,267,686
Vessels held for sale	—	16,760	9,504
Newbuildings	35,678	—	—
Finance leases, right of use assets, net	98,535	102,302	113,480
Operating leases, right of use assets, net	19,965	18,356	22,739
Other long-term assets	50,288	39,622	23,129
Total assets	3,454,177	3,548,616	2,721,067

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	105,864	107,534	87,831
Current portion of finance lease obligations	21,755	23,332	23,475
Current portion of operating lease obligations	13,860	15,107	16,783
Other current liabilities	106,594	136,362	113,586
Total current liabilities	248,073	282,335	241,675
Long-term debt	1,156,481	1,244,735	957,652
Non-current portion of finance lease obligations	105,975	110,347	127,730
Non-current portion of operating lease obligations	14,907	16,036	25,254
Total liabilities	1,525,436	1,653,453	1,352,311
Equity	1,928,741	1,895,163	1,368,756
Total liabilities and equity	3,454,177	3,548,616	2,721,067

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements

(in thousands of $)	Three months ended December 31, 2021	Three months ended September 30, 2021	Three months ended December 31, 2020	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Net income (loss)	203,818	195,329	25,370	527,218	(137,669)
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	33,354	33,299	27,592	123,699	111,303
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	—	721	4,187	721
Gain from sale of vessels	(4,928)	(4,860)	—	(9,788)	—
Dividends from associated companies	—	—	—	—	450
Equity results from associated companies	(9,875)	(11,076)	(1,187)	(24,482)	3,710
Amortization of time charter party out contracts	804	45	1,975	1,859	12,148
Mark to market value on derivatives	(6,230)	(2,797)	(4,705)	(19,435)	20,542
Other, net	(1,115)	(896)	(4,056)	(5,434)	4,012
Change in operating assets and liabilities	3,328	(8,559)	25,646	(37,426)	31,190
Net cash provided by operating activities	219,156	200,485	71,356	560,398	140,640

Investing activities
Additions to vessels and right of use assets	(2,795)	(802)	(1,108)	(292,539)	(25,271)
Additions to newbuildings	(36,015)	—	—	(152,460)	—
Proceeds from sale of vessels	36,360	—	—	54,012	—
Other investing activities, net	2	939	1,704	963	6,120
Net cash (used in) provided by investing activities	(2,448)	137	596	(390,024)	(19,151)
Financing activities
Repayment of long-term debt	(90,727)	(434,866)	(321,297)	(628,900)	(390,138)
Proceeds from long term debt	—	435,000	304,014	497,975	322,014
Net proceeds from share distributions	—	62	169	636	169
Debt fees paid	(34)	(4,432)	(3,040)	(4,466)	(3,040)
Net proceeds from share issuance	—	—	—	352,225	—
Dividends paid	(170,370)	(100,218)	—	(320,692)	(7,164)
Lease incentives received	—	—	—	—	17,500
Repayment of finance leases	(8,022)	(8,523)	(7,522)	(32,237)	(48,972)
Net cash used in financing activities	(269,153)	(112,977)	(27,676)	(135,459)	(109,631)
Net change	(52,445)	87,645	44,276	34,915	11,858
Cash, cash equivalents and restricted cash at start of period	262,462	174,817	130,826	175,102	163,244
Cash, cash equivalents and restricted cash at end of period	210,017	262,462	175,102	210,017	175,102

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(in thousands of $, except for share data)	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Number of shares outstanding
Balance at beginning of period	143,327,697	143,277,697
Shares issued	56,917,924	—
Distribution of treasury shares	190,000	50,000
Balance at end of period	200,435,621	143,327,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	2,846	—
Balance at end of period	10,061	7,215

Treasury shares
Balance at beginning of period	(5,386)	(5,669)
Share distribution	1,077	283
Balance at end of period	(4,309)	(5,386)

Additional paid in capital
Balance at beginning of period	979	715
Shares issued	349,379	—
Stock option expense	620	264
Transfer to contributed surplus	(350,671)	—
Other	(22)	—
Balance at end of period	285	979

Contributed capital surplus
Balance at beginning of period	1,732,670	1,739,834
Distributions to shareholders	(320,692)	(7,164)
Transfer to contributed surplus	350,671	—
Balance at end of period	1,762,649	1,732,670

Accumulated earnings (deficit)
Balance at beginning of period	(366,722)	(228,704)
Distribution treasury shares	(441)	(115)
Adjustment on adoption of ASC 326 and other	—	(234)
Net income (loss)	527,218	(137,669)
Balance at end of period	160,055	(366,722)

Total equity	1,928,741	1,368,756

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 18, 2021.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

3. Earnings per share

Basic earnings per share amounts for the three and twelve months ended December 31, 2021, are based on the weighted average number of shares outstanding of 200,435,621 and 192,354,746, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of December 31, 2021, total outstanding share options were 1,100,000, which for the three and twelve months ended December 31, 2021, were dilutive under the treasury stock method by 633,918 and 614,802 shares respectively.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

4. Vessels and equipment, net and vessels held for sale

In February 2021, the Company entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million (the "Vessel Acquisitions") from affiliates of Hemen Holding Ltd., the Company’s largest shareholder ("Hemen"). The Vessel Acquisitions have been accounted for as an asset acquisition rather than a business combination as substantially all of the fair value of the gross assets acquired on closing of the Vessel Acquisitions is concentrated in the value of the vessels, being a group of similar identifiable assets.

The Company took delivery of all vessels and newbuildings in the first six months of 2021.

In aggregate the Company capitalized $757.4 million under vessel and equipment related to the 15 vessels and three newbuildings, which includes $752.0 million described above and total adjustments of $5.4 million to the acquisition price of the vessels and newbuildings as described below.

In connection with the Vessel Acquisitions, the Company acquired certain unfavorable time charter-out contracts. The contracts were valued to net $2.2 million, which was recorded as an adjustment to the acquisition price of the vessels.

With reference to Note 6, "Newbuildings", the Company paid $2.1 million for newbuilding technical supervision and other costs not included in the original purchase price.

In April 2021, the Company finalized the sale of the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. In the twelve months ended December 31, 2021, the Company recorded an impairment loss of $4.2 million related to the sale.

In September 2021, the Company entered into an agreement to sell the Golden Opportunity, a Panamax vessel, to an unrelated third party for $17.2 million. The Company recorded a gain from sale of $4.9 million related to the sale of the vessel in the third quarter of 2021. The vessel was delivered to its new owner and a final payment was received in November 2021.

In October 2021, the Company entered into an agreement to sell the Golden Endurer, a Panamax vessel, to an unrelated third party for $20.0 million. The Company recorded a gain from sale of $4.9 million related to the sale of the vessel in the fourth quarter of 2021. The vessel was delivered to its new owner and a final payment was received in November 2021.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

5. Newbuildings

As part of the Vessel Acquisitions the Company acquired three newbuildings through acquisition of shares of three special purpose companies ("SPCs") with shipbuilding contracts (Golden Spray, Golden Fast and Golden Furious). Total consideration transferred for the shares in the SPCs amounted to $44.2 million, representing the purchase price, less remaining capital expenditure commitments. The original purchase price as per the vessels’ purchase agreements amounted to $114.5 million. The consideration of $44.2 million included a $0.6 million in working capital payment which was recorded as ‘Other assets’. Final payments to the shipyards for all three newbuildings net of liquidated damages (as described below) amounted to $68.4 million. In order to make a final settlement with the shipyards, the Company made a cash draw down on the $413.6 million Sterna facility (as defined below) of $63.0 million which equaled 55% of the original purchase price for the three newbuildings. In total, liquidated damages for late delivery of newbuildings of $2.2 million received from the shipyards were reimbursed to Hemen. In addition, the Company paid $2.1 million for newbuilding technical supervision costs and other costs. The total newbuilding balance of $116.4 million was transferred to 'Vessel and Equipment' upon delivery of the newbuildings. There is no remaining newbuildings balance for Golden Spray, Golden Fast and Golden Furious as of December 31, 2021.

In the fourth quarter of 2021, the Company paid first installments of $36.0 million for the seven Kamsarmax newbuilding contracts entered into in September and October of 2021.

6. Leases

As of December 31, 2021, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) ("SFL"), a related party, were classified as finance leases. For the twelve months ended December 31, 2021, the Company made a total repayment of $32.2 million to SFL in connection with these leases.

7. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) ("Eneti"). Eneti was, until February 2021, named Scorpio Bulkers Inc., and was engaged in dry bulk shipping. In the fourth quarter of 2021, the Company recorded a loss of $2.0 million based on the development of Eneti's share price. The mark to market loss is reported under other financial items in the Company's condensed consolidated statements of operations.

The Company has an equity investment of 17.5% of the shares in SwissMarine, a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $39.7 million as of December 31, 2021. For the three months ended December 31, 2021, the Company recorded equity in earnings of SwissMarine of $8.9 million. As of December 31, 2021, the Company has a five-year subordinated shareholder loan to SwissMarine with an outstanding amount of $5.35 million. With reference to Note 12 ''Subsequent events'', SwissMarine repaid the loan in full in January 2022.

The Company has an equity investment of 10% of the shares in TFG Marine Ltd, a bunkering procurement joint venture company between Golden Ocean, Frontline Ltd. and Trafigura Pte Ltd. The Company accounts for this investment under the equity method and the book value of the investment was written down to zero as of December 31, 2021. The Company has also provided a shareholder loan of $0.9 million to TFG Marine with a five-year term, maturing in 2024.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

8. Long-term debt

As of December 31, 2021, the Company’s book value and outstanding principal of long-term debt was $1,262.3 million and $1,273.7 million, respectively. The current portion of long-term debt was $105.9 million.

In March 2021, the Company entered into a $413.6 million loan agreement with Sterna Finance Ltd., a related party, (“Sterna Facility”) to finance the debt portion of the Vessel Acquisitions. The debt was fully refinanced during the period, with the new $175.0 million and $260.0 million financings, as described below.

In August 2021, the Company signed a $175.0 million credit facility financing six Newcastlemax vessels, previously financed under the $413.6 million Sterna facility. The new facility has a five-year tenor and 19- year age adjusted repayment profile and carries an interest rate of LIBOR plus a margin of 190 basis points. The facility includes a $50 million revolving credit tranche. The facility was closed in August 2021, whereupon $170.0 million was used to repay the Sterna Facility. In December 2021, a $50 million revolving tranche was repaid.

In August 2021, the Company signed a sale-and-leaseback agreement in an amount of $260.0 million refinancing the remaining 12 ships financed in the Sterna Facility. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 200 basis points, has straight line amortization profile of 21 years and includes purchase options throughout the term, with a purchase obligation at maturity. The facility was closed in September, thereby fully refinancing the remaining balance of the Sterna Facility.

9. Share capital

As of December 31, 2021, the Company had 201,190,621 issued and 200,435,621 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 755,000 shares in treasury.

In February 2021, the Company completed a private placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Net proceeds from the private placement after deduction of legal and other placement related costs amounted to $335.3 million.

In May 2021, the Company completed a subsequent offering following the private placement and issued 2,710,377 new shares at NOK 53.00 per share, raising gross proceeds of NOK 143.6 million (or approximately $16.9 million). Net proceeds from the subsequent offering after deduction of legal and other placement related costs amounted to $16.9 million.

In May 2021, at the Annual General Meeting, the shareholders approved a reduction of Additional Paid in Capital, and, as such, $350.7 million was transferred from Additional Paid in Capital to Contributed Surplus.

In the fourth quarter ended December 31, 2021, the Company paid an aggregate of $170.4 million, or $0.85 per share in dividends to its shareholders related to the third quarter 2021 results.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, ''Leases'', the Company leased eight vessels from SFL during the fourth quarter of 2021.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 4, ''Vessels and equipment, net and vessels held for sale", in February 2021, the Company entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752.0 million from affiliates of Hemen, a related party.

With reference to Note 8, ''Long-term debt'', the Company entered into $413.6 million loan agreement with Sterna Finance Ltd. to finance the debt portion of the Vessel Acquisitions. The loan was fully refinanced during the third quarter of 2021 and there was no outstanding balance as of December 31, 2021.

With reference to Note 7, ''Equity securities'', as of December 31, 2021, the Company had an outstanding subordinated shareholder loan with SwissMarine of $5.35 million and an outstanding shareholder loan with TFG Marine of $0.9 million. With reference to Note 12, ''Subsequent events'', the loan with SwissMarine was fully repaid in January 2022.

The Company has under the agreement with TFG Marine incurred costs of $180.9 million in relation to bunker procurement in the twelve months ended December 31, 2021. As of December 31, 2021, amounts payable to TFG Marine amounted to $6.6 million.

11. Commitment and contingencies

As of December 31, 2021, the Company had seven vessels under construction and outstanding contractual commitments of $201.7 million due by the first quarter of 2024. With reference to Note 5, ''Newbuildings'', installments of $36.0 million were made in November 2022 for seven vessels under construction.

With reference to Note 7, ''Equity securities'', the Company has issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG Marine. As of December 31, 2021, there is no exposure under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, the Company shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2021.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

12. Subsequent events

In January 2022, SwissMarine fully repaid the outstanding loan of $5.35 million.

On February 16, 2022, the Company's Board of Directors announced a cash dividend to the Company's shareholders of $0.90 per share in respect of the fourth quarter of 2021. The record date for the dividend will be March 3, 2022. The ex-dividend date is expected to be March 2, 2022 and the dividend is payable on or about March 10, 2022.

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

(in thousands of $)	Three months ended December 31, 2021	Three months ended September 30, 2021	Three months ended December 31, 2020	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Net income (loss)	203,818	195,329	25,370	527,218	(137,669)
Interest income	(154)	(76)	(298)	(484)	(1,193)
Interest expense	10,509	10,846	9,650	39,909	47,476
Income tax expense	309	30	11	389	131
Depreciation	33,354	33,299	27,592	123,699	111,303
Amortization of time charter party out contracts	804	45	1,975	1,859	12,148
Earnings before Interest Taxes Depreciation and Amortization	248,640	239,473	64,300	692,590	32,196
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	—	721	4,187	721
Gain from sale of vessels	(4,928)	(4,860)	—	(9,788)	—
Gain from disposal of associated companies	—	—	(2,570)	—	(2,570)
(Gain) loss on derivatives	(1,211)	(5,598)	(2,677)	(30,465)	17,450
Other financial items	1,043	637	(446)	1,718	10,521
Adjusted Earnings before Interest Taxes Depreciation and Amortization	243,544	229,652	59,328	658,242	152,551

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

(in thousands of $)	Three months ended December 31, 2021	Three months ended September 30, 2021	Three months ended December 31, 2020	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Total operating revenues	381,808	387,618	168,708	1,203,181	607,943
Add: Amortization of time charter party out contracts	804	45	1,975	1,859	12,148
Add: Other operating income (expenses)	(6,358)	792	(707)	(2,008)	2,965
Less: Other revenues*	160	236	545	1,410	2,140
Net time and voyage charter revenues	376,094	388,219	169,431	1,201,622	620,916
Less: Voyage expenses & commission	68,942	81,734	42,904	252,865	194,544
Time charter equivalent income	307,152	306,485	126,527	948,757	426,372

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021

in thousands of $, except for TCE rate and days)	Three months ended December 31, 2021	Three months ended September 30, 2021	Three months ended December 31, 2020	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
TCE Income Capesize vessels	199,073	203,449	85,207	623,279	270,028
TCE Income Panamax vessels and Ultramax vessels	108,079	103,036	41,320	325,478	156,344
Total Time charter equivalent income	307,152	306,485	126,527	948,757	426,372

in days
Fleet onhire days Capesize vessels	5,065	5,334	4,678	19,900	17,746
Fleet onhire days Panamax and Ultramax vessels	3,647	4,166	3,283	14,498	13,917
Total Fleet onhire days	8,712	9,500	7,961	34,398	31,663
in $ per day
TCE per day Capesize vessels	39,304	38,142	18,214	31,321	15,216
TCE per day Panamax and Ultramax vessels	29,635	24,733	12,586	22,450	11,234
Time charter equivalent rate	35,256	32,262	15,893	27,582	13,466

GOLDEN OCEAN GROUP LIMITED, FOURTH QUARTER 2021